



Emin Aliyev · 2nd

Founder of Easymove.

Greater Chicago Area · 500+ connections · **Contact info**

 **Easymove-On-Dema**
Moving and Furnitur

 **Baku State Universit**

Experience



Founder /CEO

Easymove-On-Demand Moving and Furniture Delivery

Jan 2018 – Present · 2 yrs 11 mos

Greater Chicago Area

Easymove connects you with professional, reliable, local moving and delivery helpers anytime you need it. It's the smartest alternative to traditional movers, renting a truck and doing it yourself- our app connects you with local independent strong easymovers to help with moving hauling and junk removal.
Easymove is a fast, easy, and affordable way to get help with your apartment move, on Craigslist, or new stuff delivered from stores like Art Van, HomeGoods, Best Buy, Target, and IKEA.

...see mor

 Easymove | On-
Demand Moving and...

Founder /CEO

Azerics Company Corp

Oct 2016 – Jan 2018 · 1 yr 4 mos

Greater Chicago Area

The Azerics team consists of a highly qualified staff of engineers, project managers and skilled technicians led by an experienced management team that is dedicated to providing our clients with exceptional service, quality, and value. Azerics can rapidly deploy a scalable workforce to deliver diverse technical skills with a high level of consistency and efficiency to supp ...**see mor**



Network and Unified Collaboration Engineer
R.I.S.K.
Jun 2012 – Oct 2015 · 3 yrs 5 mos

Installation and configuration of Cisco Unified Communications Manager Version 8.6 and integration with Cisco Unity Connection version 8.6
Integration and configuration of Cisco Emergency Responder for E911 service
Comfortable with Visio documentation and detailed migration process.   ...**see mor**

Education



Baku State University
Bachelor's degree, Applied Mathematics and Economic Cybernetics, 82
2008 – 2012



University of Michigan
Master's degree, MBA in Information Technologies

Licenses & certifications



Финансовые рынки и институты (Financial Markets and Institutions)
Coursera
Issued Apr 2014 · No Expiration Date

CCDA

CCDP

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Skills & endorsements

Cisco VoIP · 36

 Endorsed by **Yasin Ahmad, who is highly skilled at this**

 Endorsed by **5 of Emin's colleagues at R. Company**

CCNA · 25

Angie Saunders and 24 connections have given endorsements for this skill

CCNP · 24

Angie Saunders and 23 connections have given endorsements for this skill

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